UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission file number 001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information in this Form 6-K is incorporated by reference into the registrant's registration statement on Form F-1 (File No. 333-258347) and Form F-3 (File No. 333-258765).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2021	BROOKFIELD BUSINESS PARTNERS, L.P., by its general partner, Brookfield Business Partners Limited

	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
99.1	The unaudited interim financial statements of Modulaire Investments 2 S.à r.l. as at September 30, 2021 and December 31, 2020 and for the three and nine months ended September 30, 2021 and 2020

99.2	The audited combined financial statements of the Lottery Business (a carve-out of certain operations of Scientific Games Corporation) as of December 31, 2020, 2019 and 2018, and for each of the three years in the period ended December 31, 2020

99.3	The unaudited combined financial statements of the Lottery Business (a carve-out of certain operations of Scientific Games Corporation) as of September 30, 2021 and December 31, 2020 and for the nine months ended September 30, 2021 and 2020

99.4	The unaudited pro forma financial statements of Brookfield Business Partners L.P. as of September 30, 2021 and for the periods ended September 30, 2021 and December 31, 2020